Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

December 18, 2006

Sara Kalin, Esq.
Branch Chief, Office of Structured Finance Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Isdera, North America, Inc. Registration Statement on Form SB-2 Filed: October 18, 2006 File No. 333-138059

Dear Ms. Kalin:

Enclosed herewith for filing on behalf of Isdera, North America, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form SB-2, marked to show the changes to the Company’s Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on October 18, 2006.

We received your letter of November 14, 2006, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

General

Comment

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock, that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity”. In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1992).

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Your disclosure indicates that your business remained dormant from 1997 to August of 2006 and we note that you are a development stage company that has had no revenues, little cash, and nominal total assets. In addition, [this is a “no-minimum” offering and] you have no agreements or arrangements to conduct your business. Moreover, you have consulting agreements with Kingsgate Development and Eastern Glow Investments to obtain the benefit of their “special knowledge and experience regarding the identification, evaluation, structuring, negotiating and closing of joint ventures, strategic alliances and business acquisitions…”

In view of the foregoing, your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide, in the prospectus, a detailed explanation as to why Rule 419 does not apply and a statement that the company has no intention of combining with another company or entity in the foreseeable future.

Response

We believe that this Registration Statement does not fall under Rule 419 of Regulation C. We have updated the disclosure to indicate, as follows:

“Our Consultants have special knowledge and experience regarding the identification, evaluation, structuring, negotiating and closing of joint ventures, strategic alliances and business acquisitions. However, we do not intent to seek any “joint ventures, strategic alliances and business acquisitions” at this time, nor do we have any potential joint ventures, strategic alliances and business acquisitions. We intend to attempt to operate the business as described further herein. Our Consultants were willing to assist in the endeavor and to assist in our offering shares to public and to help us become a publicly traded company. We have been dormant from 1997 until August 2006. However, we believe that our previous business plan, with the modifications we set forth herein, to be viable and are attempting to re-start our operations.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Accordingly, we believe that our company, while a developmental stage company, does have a specific business plan and indicates that it intends to attempt to operate this specific business plan.

Comment

2.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response

We believe that this is not a shelf offering under Rule 415(a)(1)(i), nor is it intended to be an offering under that section. In order to fully establish that fact, we have reduced the number of shares offered in the Registration Statement and being offered by the two largest shareholders, Kingsgate Development, Ltd. and Eastern Glow Investment, Ltd. to a total of 1,000,000 and 500,000 respectively. This has reduced the total number of shares being offered under this Registration Statement to 2,788,600 shares of common stock out of a total issued and outstanding of 4,284,400, which is equal to 65% of the shares of the Company.

Comment

3.
Your name, Isdera, North America, suggests that you are affiliated with Isdera GMBH, Germany. Please describe your relationship with Isdera, Germany in an appropriate section of the registration statement. Further, any material agreements with Isdera, Germany should be discussed and filed as exhibits.

Response

We have added the following to the section “ABOUT OUR COMPANY”
“ISDERA North America, Inc. was founded in 1987 by Rudy Albrecht as a marketing, sales and service company for high tech high-end automobiles. We do not manufacture and will not manufacture any of the products we plan to sell. The Company was primarily established to market and sell the sports car products of ISDERA GMBH, Germany. We have no formal or direct link to ISDERA GMBH, other than a verbal agreement to receive commissions if any vehicles are sold by us. The business was discontinued about October 6, 1997, and the corporation remained dormant until August 9, 2006. Prior to the business being discontinued, we attempted to and were unsuccessfully involved in the sale and marketing of automobiles manufactured by ISDERA.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Comment

4.	Please disclose whether you have an internet website. If so, please also disclose the URL address of the website.

Response

We have disclosed that we do not have a web-site.

Comment

5.	Please include the information required by Item 506 of Regulation S-B regarding dilution.

Response

We have added a Section titles “Dilution” placed after the Summary Financial Information, and stating:

“We are not selling any common stock in this offering. The selling security holders are current stockholders of ISDERA, NORTH AMERICA, INC. As such, there is no dilution resulting from the common stock to be sold in this offering.”

Prospectus Cover Page

Comment

6.
Please state that the shares are to be sold by selling security holders. Additionally, we note that on page 3 you refer to shares being sold by the company, and that on page 8 you refer to all investments being available for use by the company. Revise throughout the document to ensure that you have provided consistent disclosure regarding the fact that the offering of shares is being made by selling shareholders only.

Response

We have removed from page 8 the following disclosure:

“All investments will be available for use by the Company immediately upon payment and subscription by the investor and will not be available for refund to investors if the offering fails to raise sufficient funds to complete the business plan of the Company.”

Summary, page 3

Comment

7.	Please provide a brief description of your business in the summary section.

Response

We have added a section, “Business” on page 3

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Ability of Company to Continue as a Going Concern, page 3

Comment

8.
Please expand this section to quantify the net loss and working capital deficit to which you refer. Additionally, disclose the fact that you have no customers and no agreements in place for generating revenues in the future.

Response

We have revised the section as requested.

Risk Factors

General

Comment

9.
The risk factor beginning “[w]e may require additional funds to achieve…” The risk factor beginning “[w]e will need additional capital….” The risk factor beginning, “[s]ome of our competitors…” is similar to the risk factor beginning “[c]ompetition may have a …” Please do not repeat risks.

Response

We have removed two of the risk factors as indicated.

Comment

10.	Please expand this section to discuss the risks associated with the fact that your shares will trade as penny stock.

Response

We have added the following Risk factor to the Registration Statement:

“Our common stock is a "penny stock," and compliance with requirements for Dealing in penny stocks may make it difficult for holders of our common stock to resell their shares.

Currently there is no public market for our common stock. If the common stock is ever listed in the public market in what is known as the over-the-counter market and at least for the foreseeable future, our common stock will be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Rule 15g-2 under the Exchange Act requires broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain from these inventors a manually signed and dated written acknowledgement of receipt of the document before effecting a transaction in a penny stock for the investor's account. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Penny stocks are stocks with a price of less than $5.00 per share unless traded on NASDAQ or a national securities exchange;

Penny stocks are also stocks, which are issued by companies with:

Net tangible assets of less than $2.0 million (if the issuer has been in continuous operation for at least three years); or

$5.0 million (if in continuous operation for less than three years); or average revenue of less than $6.0 million for the last three years.”

We may continue to lose money…page 5

Comment

11.
This risk factor states, “[w]e have, in our history, generated no revenues from operations, have incurred substantial expenses and have sustained losses.” Please clearly disclose, if true, that you generated no revenues and incurred losses both before you discontinued operations in 1997 and since August 9, 2006. Alternatively, revise to clarify the business history to which you refer.

Response

We have added language regarding not generating revenues in 1997 and since August 9, 2006.

Our Management and Major Shareholders own approximately 99% of our issued and outstanding shares, page 6

Comment

12.
We note the disclosure on page 6 indicating that your management and major shareholders own approximately 99 percent of your issued and outstanding shares. As this ownership gives these individuals the ability to significantly influence or control the Company’s operations, the existence of this control relationship should be disclosed in the Company’s financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No.57.

Response

We have added note on related party transactions and added the required disclosures in accordance with the guidance outlined in paragraph 2 of SFAS No. 57.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Determination of Offering Price, page 9

Comment

13.
You state that the price was determined arbitrarily. However, you also state the five factors that you considered in determining the estimated price of the common shares. Please clarify the inconsistency. If you used the listed factors to determine the price, please elaborate on each factor and describe how the factors impact the shares price.

Response

We have revised the disclosure to remove the list of factors.

Management’s Discussion and Analysis or Plan of Operation, page 10

Liquidity and Capital resources

Comment

14.
Please expand your disclosure to explain your planned timing associated with producing prototypes of your automobile models and your plans in attaining the necessary capital in order to fund the production of such prototypes.

Response

We have added the following to the first paragraph, “We do not manufacture and will not manufacture any of the products we plan to sell.”

Business of the Company, page 10

Comment

15.
Throughout this section you include numerous adjectives that do not appear to be supported by other information in the filing. For example, you indicate that “only the best parts and components” were bought, the “most reliable” sub suppliers were “hand picked,” and that the Spyder was “very extra special looking” and “turned eyes every time it was seen on the road.” You also indicate that in 1993 a “more beautiful car was manufactured and used the “proven” frame that had “superb” aerodynamics and “breath taking” styling. Please revise your filing to remove the language quoted above and to remove similar marketing language, or provide us with support for these statements.

Response

We have modified the disclosure to remove the language quoted, and to remove similar marketing language.

Comment

16.
Please provide a brief description of the business conducted from 1987 to 1997, including a description of the products and services provided and the way the current business model differs from the past business model. Additionally, clarify, if true, that you had no sales between 1987 and 1997 or revise to provide a brief discussion regarding our prior results in order to give investors an idea of the results of operations of a similar business.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Response

We have added the following disclosure to the Business section of the Registration Statement:

“After the Company was formed and the initial start up of operations, our chairman, Ruediger Albrecht, pursued other opportunities. However, he maintained his initial contacts and marketing connections. The market for high-end cars, and related products, we believe, has recently grown and we now see great opportunity to re-start the initial business.”

Comment

17.	Please disclose any bankruptcy, receivership or similar proceedings.

Response

We have added to the disclosure the following: “The Company has never filed for Bankruptcy protection.”

Comment

18.	Please disclose all applicable information required by Item 101(b) of Regulations S-B regarding your business. For example, include applicable disclosure regarding the following items.

a.
Please disclose the principal products or services and their markets. We note you state on page 10 that you will attempt to market and sell many different “high end automobiles and automobile related products and services for high end uses.” Disclose the types of automobile related products and services you will provide.

b.	Disclose the distribution and methods of the products or services.

c.	Disclose the competitive business conditions and your competitive position in the industry and methods of competition.

d.	Disclose the sources and availability of the automobiles and automobile related products, such as whether all products come from Isdera, Germany.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

e.	Disclose any material patents, trademarks, licenses, franchises, concessions or royalty agreements on which your business is dependent, such as licenses or royalty agreements with Isdera, Germany.

Response

We have added the following to the disclosure contained in the Registration Statement just prior to the section “Plan for the next twelve months”:

“Currently we only have experience with attempting to market automobiles from ISDERA GMBH. We anticipate that we will also sell automobiles from other specialty makers and other high-end companies. In addition, we are investigating and looking to sell automobile parts and aftermarket items from these same companies. Currently, ISDERA GMBH does not have enough units sold that makes selling their parts and aftermarket items viable.

We do not have a distribution system in place. It is anticipated that upon the sale of any high-end parts, they will be shipped directly from the manufacturer and/or supplier. In the event we are able to sell any automobiles, the delivery to the customer will be specifically arranged at the time of sale.

Our business is extremely competitive, with respect to all levels of pricing. We have no special ability that would set up apart from any other marketer and distributor of similar products and automobiles. Our only advantage is our contact with ISDERA GMBH, which not in writing, allows us to market its cars.

Our intention is to not limit ourselves to only automobiles and automotive parts from ISDERA GMBH, but to market them from as many other high-end sellers as we can establish relationships with. Currently we do not have any relationship other than the one with ISDERA GMBH.

There are no material patents, trademarks, licenses, franchises, concessions or royalty agreements on which our business is dependent, such as licenses or royalty agreements with ISDERA GMBH.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Our marketing of these automobiles and other products is not affected by governmental regulations, or compliance with environmental laws, as we are not the manufacturer, who are the ones that must ensure compliance with all governmental regulations. We do not need any governmental approval to market these items. Nor have we incurred any research or developmental expenses in the past two years.”

Comment

19.
You state that Isdera, North America started advertising in well known car magazines. Revise to clarify that such advertising was part of your pre-2006 business or advise. Additionally, as a follow-up to comment 15 above, provide us with support for your statement that the car magazines are well known or revise to remove this language.

Response

We have revised the section as indicated.

Comment

20.
We note your reference to Keith Martin’s Sports Car Magazine and the fact that an Isdera coupe sold for $4,800,000. Please provide us with a copy of the article you reference. Additionally, tell us whether the magazine is available publicly for free or for a nominal amount, quantifying the amount of any charge for the magazine.

Response

A copy of the entry detailing the sale of the ISDERA GMBH coupe is supplementally provided. The magazine is available to the general public for a nominal cost of approximately $6.00 per issue, as well as at the web site, http://www.sportscarmarket.com.

Plan for the next twelve months, page 11

Management, page 12

Comment

21.
Briefly describe the business of ASG International, Ltd. And Imexsys Inc. Moreover, please explain the statement, “Transportation, Import-Export and worldwide…system introduction of ABI[] to affiliated co. Imexysys Inc., custom broker, international forwarder.”

Response

We have added the following information to the biography of Ruediger Albrecht,

“ASG International, Ltd. is an internationally oriented company mainly involved in import and export of goods, mainly motor cars worldwide. Transportation was arranged by the affiliated company, Imexsys, Inc., a fully licensed forwarding agent and custom house broker, under the supervision of ASG International, Ltd. ASG International, Ltd. assisted to implement a computer program especially made for custom house brokers. The system is called ABI, which will file customs clearance electronically.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Certain Relationships and Related Transactions, page 13

Comment

22.	Revise the second paragraph of this section to quantify the amount of the loan from Ruediger Albrecht to the company. Additionally, revise this section and MD&A to discuss the terms of the loan.

Response

We have included the loan amount in this section and in the MD&A. We have also disclosed the terms of the Note.

Comment

23.
On page 13, you state that Kingsgate Development agreed to assist you by “advancing a total of up to $90,000 on behalf of the Company.” We note in Part II, Item 25, you state that all expenses related to registration statement will be borne by the registrant; none shall be borne by any selling stockholders. However, we bring your attention to Note 2 of the financial statements on page F-9 where you state, “[t]he expenses of the aforementioned registration up to $90,000 will be borne by the Consultant.” Please reconcile the inconsistency. Additionally, if your agreement with Kingsgate relates only to amounts advanced for registration statement expenses, revise to clearly state this.

Response

We have updated Part II, Item 25 to state, “All such expenses will be borne by the registrant but paid for by its consultant, Kingsgate Development, Ltd.; none shall be borne by any selling stockholders.”

Principal Stockholders, page 14

Comment

24.	Please revise the principal stockholders table to state the percentage of shares owned before the offering.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Response

We have revised the heading of the principal stockholders table to state percentage of shares owned before the offering.

Offering by Selling Shareholders, page 14

Comment

25.
You state that the table on page 15 assumes that the selling shareholders will sell all of their shares. However, the percentages of beneficial ownership at the completion of the offering appear to be the percentages of beneficial ownership prior to the completion of the offering. Please revise.

Response

We have revised the table to indicate percentage of ownership prior to the offering

Comment

26.
Please revise the section to discuss the material terms of the transactions in which each of the selling shareholders received the shares being offered. For example, we note from Note 2 on page F-9 that a BVI corporation planned to assist you with the preparation of a Private Placement Memorandum. If the selling shareholders received their shares in the course of this private placement, revise to include the terms of the private placement.

Response

We have revised Note 2 to reflect that no formal private placement memorandum was prepared. The shareholders executed a subscription agreement for the purchase of the shares of common stock at $0.05 per share.

Financial Statements

Report of Registered Public Accounting Firm, page F-2

Comment

27.
We note from the third paragraph in the audit opinion the following statement: “In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISDERA NORTH AMERICA, INC. as of August 9, 2006…” The date referenced for the financial position should be the date of the balance sheet as presented in the filing (i.e. August 31, 2006). Please revise accordingly

Response

The date on the opinion report was corrected to August 31, 2006.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Statement of Changes in Stockholders’ Deficit, page F-5

Comment

28.
As the inception of the Company’s operations occurred on August 9, 2006, please explain why there is an accumulated deficit during development stage of $(53,862) at this date. Also, revise the notes to your financial statements to disclose the nature and terms of the transaction in which the 100 shares of common stock were issued for $1,000 on August 9, 2006. If this transaction did not occur, revise to eliminate it from your statement of changes in stockholders’ deficit.

Response

The Company was incorporated on October 20, 1987. From October 20, 1987 to October 1997 when the Company discontinued its operations and became dormant we had an accumulated deficit during this period of $53,862. We remained dormant until August 9, 2006, inception, the date of undertaking a new development stage activity. We have revised our financial statements to reflect the original 100 shares of no par value stock issued when originally incorporated which were exchanged for 100 shares of $0.001 par value common shares.

Comment

29.
We note form your disclosure on page 13 that on August 10, 2006 you issued in exchange for consulting services 2,097,200 and 898,000 shares of common stock to Kingsgate Development Ltd. And Eastern Glow Investments Ltd. respectively. This disclosure conflicts with your disclosure in Note 2 to your financial statements where you state that the above consultants will receive 2,097,000 and 898,000 shares of common stock, indicating that your consultants have yet to receive the respective shares of common stock. Please reconcile and revise the above disclosures for consistency. Additionally, please revise your statement of change in stockholders’ deficit to reflect the actual number of shares of common stock issued in connection with the above consulting agreements and the 1,249,000 shares issued to your shareholder for a $52,862 loan payable as disclosed in Note 2. Please also revise your weighted average of common shares outstanding and your EPS calculation disclosed on page F-4 accordingly.

Response

This was revised from “was” issued to “will be” issued. These shares have not been issued as of the balance sheet date we have revised our financial statement accordingly.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Statement of Cash Flows, page F-6

Comment

30.
Please remove the amounts disclosed in “common stock subscribed for services,” “unearned stock compensation” and “decrease in shareholder loan”, from your cash flows from operating activities section in your statement of cash flows as these amounts represent non-cash transactions. These items should be included in “supplemental disclosure of non-cash investing and financing activities” in accordance with paragraph 32 of SFAS No. 95. Additionally, please reclassify the $1,950 payment for shares not issued from the cash flows from operating activities section to the cash flows from financing activities section. See paragraph 18 and 19 of SFAS No. 95 for guidance.

Response

We have removed these items from our statement of cash flows as theses shares had not been issued as of the balance sheet date. We have reclassified the $1,950 to cash from financing activities.

Note 2. Stockholders’ Equity

Private Placement, page F-9

Comment

31.	Please revise to indicate that the 39,000 shares sold in your private placement were sold for $.05 per common share rather than $1.05 as currently disclosed on page F-9.

Response

The shares discussed and sold in the private placement were changed to $0.05 per common share.

Shareholders’ Loan, page F-9

Comment

32.
Please tell us and clarify in Note 2 whether the 1,249,900 shares that were issued to a shareholder were issued in exchange for a loan payable by the Company or a loan receivable by the Company from this shareholder for $52,862. If the shares were issued for a loan receivable, please revise to reflect this loan receivable in a separate column of your statement of changes in shareholders’ deficit as a contra equity account. This receivable should also be reflected as a separate line item in the stockholders equity section of your consolidated balance sheet. Refer to the guidance outlined in SAB Topic 4:E. If the shares were issued as a repayment of a loan to the Company from this shareholder, please indicate the date that this loan originated and the terms of the loan arrangement as part of your response and explain why financial statements have not been presented for periods prior to August 9, 2006 in accordance with Item 310 of Regulation S-B.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Response

We have deleted this item and have reflected the stockholder loan payable. As of the balance sheet date the shares had not been issued to the shareholder in exchange for a loan payable by the Company to the stockholder. The loan was converted to a note payable on August 9, 2006 which will be exchanged for 1,249,900 shares of our common stock. The note matures on June 30, 2007 and bears interest at 5% commencing September 1, 2006 until the note is exchanged for the shares of stock.

Pursuant to Statement of Financial Accounting Standard No. 7 page 18 footnote 7 “For a dormant enterprise that is reactivated to undertake development stage activities, the disclosure of cumulative amounts required by this paragraph shall be from inception of the development stage.” In accordance with the aforementioned the company was reactivated on August 9, 2006 after being dormant to undertake a development stage activity and is showing the cumulative amounts from inception of the new development stage undertaking on August 9, 2006.

Part II

Exhibit 23.1 Consent of Aaron Stein, Independent Auditor

Comment

33.
Please obtain consent of the independent auditor which refers to the correct date of the auditors report on the financial statements. Please note that this date should be October 6, 2006 rather than October 4, 2006. Also, the date of the auditors report discussed under heading “Experts” on page 19 should be changed from October 5, 2006 to October 6, 2006.

Response

Consent of independent auditor has been obtained and filed with the amendment. We have updated the date of the report to October 6, 2006 under the heading “Experts” and in the consent.

Undertakings, page 25

Comment

34.	Please include the complete undertaking required by Item 512(a)(1)(ii) and Item 512(a)(4) of Regulation S-B.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of November 14, 2006, for Registration Statement on Form SB-2, for Isdera, North America, Inc.
December 16, 2006

Response

We have updated the Undertakings.

This letter responds to all comments contained in your letter of November 14, 2006. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc: Isdera, North America, Inc.